Exhibit 99.5

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-242
January 14, 2013

Platinum Group Reports Q1 2013 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the three months ending November 30, 2012. For details of the November 30, 2012 Condensed Consolidated Interim Financial Statements (“Financial Statements”) and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete November 30, 2012 Financial Statements from the Company free of charge.

The Company’s cash position at November 30, 2012 was $35.30 million, including approximately $27.08 million in restricted cash. At January 14, 2013 the Company’s cash position is approximately $211.0 million, including approximately $25.0 million in restricted cash. The company holds cash in both Canadian dollars and South African Rand and changes in the exchange rate may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

The Company obtained credit approval for a $260 million project loan facility on December 6, 2012 and closed a $180 million equity financing on January 4, 2013 (details below).

Highlights For The Quarter Ending November 30, 2012

  A US $100 million Phase 1 development program is approximately 80% complete at Project 1. A central box cut excavation has been completed. The sinking of twin declines at the central location is progressing well. Both declines are now advanced to more than 850 metres linear from their collar. Substantial surface infrastructure has now been constructed on site.
  Safety, in all our operations, is our number one priority, and the Company is pleased to report that onsite safety performance at Project 1 has been excellent to date with approximately 1,050,000 man hours worked with a very low lost time incident rate.
  On September 4, 2012, the Company published an inferred mineral resource estimate on the Waterberg Project area. The initial inferred mineral resource estimate covers the first 1.8 km of T-layer and 2.8 km of F-layer strike length starting from the southern boundary of the property position. On November 5, 2012, the Company announced that new drill intercepts had approximately doubled the known strike length of the Waterberg Project. The F-layer has now been intercepted in boreholes up to 2.7 km north of the initial mineral resource area. The Company published an updated technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” on November 23, 2012.

PLATINUM GROUP METALS LTD.	…2
  On September 5, 2012, the Company received notice from Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited, that RPM would exercise of its 60-day right of first refusal to purchase the off-take of concentrate from Project 1 on terms equivalent to terms agreed with another commercial off-taker. Formal legal agreements are currently in process of being drafted based on the third party indicative terms described above. The indicative terms from the other commercial off-taker do not vary substantially from the terms modeled in the updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the ‘‘2009 UFS’’).

Results For The Period

During the three months ended November 30, 2012, the Company incurred a net loss of $1.82 million (November 30, 2011 – net loss of $5.32 million). General and administrative expenses during the period amounted to $0.78 million (November 30, 2011 - $1.31 million), losses on foreign exchange, due primarily to a weaker Rand at period end, were $0.21 million (November 30, 2011 – loss $3.18 million), while stock based compensation expense, a non-cash item, totalled $1.16 million (November 30, 2011 - $1.91 million). Finance income consisting of interest earned and property rental fees in the three months amounted to $0.59 million (November 30, 2011- $1.08 million). Loss per share for the period amounted to $0.01 per share, as compared to a loss of $0.03 per share for the comparative period of fiscal 2012.

Accounts receivable at November 30, 2012 totalled $1.98 million while accounts payable and accrued liabilities amounted to $6.26 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the period totaled $9.0 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the three month period for exploration on Waterberg were approximately $3.23 million, of which $1.15 was funded by joint venture partner the Japan Oil, Gas and Metals National Corporation.

Outlook

The completion of an $180,000,000 equity financing and the credit approval for a $260 million project loan launches the Company into Phase 2 construction for the WBJV Project 1 and provides the Company’s share of a $10,000,000 exploration budget for the Waterberg Joint Venture.

On December 6, 2012, the Company announced the receipt of credit committee approval for a US $260 million project loan facility by a syndicate of four international banks. The maturity date of the project loan facility is expected to be August 31, 2020. Closing and draw down of the project loan facility is now subject to the negotiation and execution of final documentation and satisfaction of certain conditions precedent, which will include the Company and Wesizwe providing a tranche of equity capital into Project 1, a cost overrun facility and a working capital provision.

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On December 10, 2012 and December 12, 2012 the Company announced and then priced an offering of 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180,000,000 (the “Offering”). Closing of the Offering occurred on January 4, 2013 for net proceeds to the Company of $169,565,000, after underwriters’ fees and the estimated expenses of the Offering. The Company had granted the underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares representing an additional 15% of the Offering to cover over-allotments. Subsequent to the closing of the offering the Company has been notified by the underwriters that the underwriters will not be exercising any of the over-allotment option. Net proceeds of the Offering will be used to partially fund the development of Project 1, as described above and below, for the Company’s share of exploration and engineering work at Waterberg, and for general working capital purposes.

At Waterberg, 10 rigs are now resuming drilling after having been shut down over the Christmas break. An updated resource estimate for Waterberg is in process. Approximately 46 holes have now been drilled; an additional 30 holes since the cut off for the initial inferred mineral resource announced on September 4, 2012. Assay results for many holes are pending at this time. A US$ 10.0 million program has been approved for 2013 at Waterberg by the joint venture partners for drilling, geophysics and the completion of a preliminary economic assessment report.

The Company’s key business objectives for 2013 and into 2014 will be to continue with the underground development and mine construction at Project 1 and to continue exploration at the Waterberg Project. The expected grant of additional pending exploration permits at Waterberg would allow exploration efforts on that project to expand both up dip and along strike from the known deposit area. Closing and drawn down of the planned project loan facility is expected to fund the completion and commissioning of Project 1.

The Company will invest from current cash on hand for the commencement of Phase 2 construction. Work to complete final loan documentation and final off-take agreements is in process. Draw down from the project loan facility is planned following completion of all final documentation, conditions precedent and the required project equity investment by the Company. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area. Central decline development is now more than 850 metres linear into the underground and a second box cut excavation for south decline access is now nearly complete and ready for the turn under into underground development. Plant and facility construction and commissioning are estimated to take up to two years to complete. Full commercial production at steady state is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant planned to commence in late 2014.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in Project 1 near Rustenburg, South Africa, where a Phase 1 construction budget of US $100 million is nearing completion and Phase 2 construction is commencing. Project 1 has an estimated steady state production of 275,000 ounces per year of platinum group metals. Platinum Group also has active exploration programs and a new platinum deposit discovery, near surface at the Waterberg joint venture in South Africa. Waterberg is in joint venture with the Japan Oil, Gas and Metals National Corporation.

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Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
      R. Michael Jones, President
      or Kris Begic, VP, Corporate Development
      Platinum Group Metals Ltd., Vancouver
      Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the closing, drawdown, the satisfaction of certain conditionals precedent and the expected maturity date of the project loan facility, the completion of formal agreements relating to off-take on Project 1, use of net proceeds of the Offering, the completion of an updated resource estimate for Waterberg, the expected grant of exploration permits at Waterberg, commencement and completion of Phase 2 development at Project 1, the timing of first ore production and concentrate sales, and further exploration and development on the Company’s properties. In addition, the results of the 2009 UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete formal agreements relating to off-take on Project 1; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.